Registration No.  333-91667
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 392

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 9, 1999 at 2:00 p.m. pursuant to Rule 487.


                ________________________________

                E-INFRASTRUCTURE SELECT PORTFOLIO SERIES
               WORLD WIDE WIRELESS SELECT PORTFOLIO SERIES
                    E-INFRASTRUCTURE PORTFOLIO SERIES
                REIT GROWTH & INCOME PORTFOLIO, SERIES 3
                  WORLD WIDE WIRELESS PORTFOLIO SERIES
                                 FT 392

FT 392 is a series of a unit investment trust, the FT Series. Each of the five portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 392 consisting of a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. The e-Infrastructure Select Portfolio Series and World Wide Wireless Select Portfolio Series (the "Select Portfolio Series") each has an expected maturity of 18 months. The e-Infrastructure Portfolio Series, the REIT Growth & Income Portfolio, Series 3 and the World Wide Wireless Portfolio Series (the "Portfolio Series") each has an expected maturity of five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


             The date of this prospectus is December 9, 1999

                    Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           7
Statements of Net Assets                                 8
Schedules of Investments                                10
The FT Series                                           16
Portfolios                                              17
Risk Factors                                            19
Portfolio Securities Descriptions                       20
Public Offering                                         25
Distribution of Units                                   28
The Sponsor's Profits                                   29
The Secondary Market                                    29
How We Purchase Units                                   29
Expenses and Charges                                    29
Tax Status                                              30
Retirement Plans                                        33
Rights of Unit Holders                                  33
Income and Capital Distributions                        34
Redeeming Your Units                                    34
Removing Securities from a Trust                        35
Amending or Terminating the Indenture                   36
Information on the Sponsor, Trustee and Evaluator       37
Other Information                                       38

                  Summary of Essential Information

                                 FT 392


                    At the Opening of Business on the
                Initial Date of Deposit-December 9, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                         e-Infrastructure   World Wide
                                                                                         Select Portfolio   Wireless Select
                                                                                         Series             Portfolio Series
                                                                                         ____________       ________________
Initial Number of Units (1)                                                                    14,940             15,022
Fractional Undivided Interest in the Trust per Unit (1)                                      1/14,940           1/15,022
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)                       $      9.900       $      9.900
    Maximum Sales Charge of 3.25% of the Public Offering Price per Unit
        (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)                                     $       .325       $       .325
    Less Deferred Sales Charge per Unit                                                  $      (.225)      $      (.225)
Public Offering Price per Unit (4)                                                       $     10.000       $     10.000
Sponsor's Initial Repurchase Price per Unit (5)                                          $      9.675       $      9.675
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                                     $      9.675       $      9.675
Cash CUSIP Number                                                                          30265H 109         30265H 141
Reinvestment CUSIP Number                                                                  30265H 117         30265H 158
Security Code                                                                                   57753              57751
Mandatory Termination Date (6)                                                           June 8, 2001       June 8, 2001

First Settlement Date                       December 14, 1999
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

                    Summary of Essential Information

                                 FT 392


At the Opening of Business on the Initial Date of Deposit-December 9, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                     REIT Growth &
                                                                  e-Infrastructure   Income Portfolio    World Wide Wireless
                                                                  Portfolio Series   Series 3            Portfolio Series
                                                                  ________________   ________________    ___________________
Initial Number of Units (1)                                                14,940              14,962              15,022
Fractional Undivided Interest in the Trust per Unit (1)                  1/14,940            1/14,962            1/15,022
Public Offering Price:
   Aggregate Offering Price Evaluation
    of Securities per Unit (2)                                    $         9.900    $          9.900    $          9.900
   Maximum Sales Charge of 4.50% of the Public Offering
      Price per Unit (4.545% of the net amount invested,
         exclusive of the deferred sales charge) (3)              $           .450   $           .450    $           .450
   Less Deferred Sales Charge per Unit                            $          (.350)  $          (.350)   $          (.350)
Public Offering Price per Unit (4)                                $         10.000   $         10.000    $         10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $          9.550   $          9.550    $          9.550
Redemption Price per Unit (based on
    aggregate underlying value of Securities
    less deferred sales charge) (5)                               $          9.550   $          9.550    $          9.550
Cash CUSIP Number                                                       30265H 125         30265H 182          30265H 166
Reinvestment CUSIP Number                                               30265H 133                N.A.         30265H 174
Security Code                                                                57749              57745               57747
Mandatory Termination Date (6)                                    January 14, 2005   January 14, 2005    January 14, 2005

First Settlement Date                  December 14, 1999
Income Distribution Record Date        Fifteenth day of each month for REIT Growth & Income Portfolio, Series 3, commencing
                                       January 15, 2000 and the fifteenth day of each June and December, commencing June
                                       15, 2000 for e-Infrastructure Portfolio Series and World Wide Wireless Portfolio
                                       Series.
Income Distribution Date (7) (8)       Last day of each month for REIT Growth & Income Portfolio, Series 3, commencing
                                       January 31, 2000 and the last day of each June and December, commencing June 30,
                                       2000 for e-Infrastructure Portfolio Series and World Wide Wireless Portfolio Series.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Tables" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Tables." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

(8) For REIT Growth & Income Portfolio, Series 3, the estimated net annual distribution per Unit is estimated to be $.9153 for the first year. The estimated net annual distribution per Unit for subsequent years, $.8919, is expected to be less than the amount for the first year because a portion of the Securities included in REIT Growth & Income Portfolio, Series 3 will be sold during the first year to pay for organization costs and the deferred sales charge.

                         Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, and each Portfolio Series has a term of five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                               e-INFRASTRUCTURE     WORLD WIDE WIRELESS
                                               SELECT PORTFOLIO     SELECT PORTFOLIO
                                               SERIES               SERIES
                                               ___________________  ___________________
                                                         Amount               Amount
                                                         per Unit             per Unit
                                                         ________             ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase       1.00%(a)  $ .100     1.00%(a)  $ .100
Deferred sales charge                          2.25%(b)    .225     2.25%(b)    .225
                                               _____     ______     _____     ______
Maximum sales charge                           3.25%     $ .325     3.25%     $ .325
                                               =====     ======     =====     ======
Maximum sales charge imposed on reinvested
   dividends                                   2.25%(c)  $ .225     2.25%(c)  $ .225
                                               =====     ======     =====     ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                   .260%(d)  $.0260     .260%(d)  $.0260
                                               =====     ======     =====     ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees          .079%     $.0080     .079%     $.0080
Trustee's fee and other operating expenses     .116%(e)   .0117     .116%(e)   .0117
                                               _____     ______     _____     ______
  Total                                        .195%     $.0197     .195%     $.0197
                                               =====     ======     =====     ======

                                                                              REIT GROWTH &
                                                       e-INFRASTRUCTURE       INCOME PORTFOLIO      WORLD WIDE WIRELESS
                                                       PORTFOLIO SERIES       SERIES 3              PORTFOLIO SERIES
                                                       ______________________ ____________________  ___________________
                                                                  Amount                 Amount                Amount
                                                                  per Unit               per Unit              per Unit
                                                                  _________              ________              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                1.00%(a)  $ .100      1.00%(a)   $ .100     1.00%(a)   $ .100
Deferred sales charge                                   3.50%(b)    .350      3.50%(b)     .350     3.50%(b)     .350
                                                        _____     ______      _____      ______     _____      ______
Maximum sales charge                                    4.50%     $ .450      4.50%      $ .450     4.50%      $ .450
                                                        =====     ======      =====      ======     =====      ======
Maximum sales charge imposed on
    reinvested dividends                                3.50%(c)  $ .350      N.A.(c)     N.A.      3.50%(c)   $ .350
                                                        =====     ======      =====      ======     =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                            .225%(d)  $.0225      .225%(d)   $.0225     .225%(d)   $.0225
                                                        =====     ======      =====      ======     =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees                   .100%     $.0098      .100%      $.0098     .100%      $.0098
Trustee's fee and other operating expenses              .152%(e)   .0149      .152%(e)    .0149     .152%(e)    .0149
                                                        _____     ______      _____      ______     _____      ______
  Total                                                 .252%     $.0247      .252%      $.0247     .252%      $.0247
                                                        =====     ======      =====      ======     =====      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year   18 Months (f)   3 Years    5 Years
                                                          ______   _____________   ________   _______
e-Infrastructure Select Portfolio Series                  $371     $381            $ -        $ -
World Wide Wireless Select Portfolio Series                371      381               -          -
e-Infrastructure Portfolio Series                          498      N.A.            549        606
REIT Growth & Income Portfolio, Series 3                   498      N.A.            549        606
World Wide Wireless Portfolio Series                       498      N.A.            549        606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge of 3.25% of the Public Offering Price for each Select Portfolio Series (4.50% in the case of each Portfolio Series), and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.35 per Unit for each Portfolio Series). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.35 per Unit for each Portfolio Series, which will be deducted in monthly installments of $.045 per Unit for each Select Portfolio Series and $.07 per Unit for each Portfolio Series on the 20th day of each month (or the preceding business day if the 20th day is not a business day) from July 20, 2000 through November 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.50% for each Portfolio Series. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. There is no distribution reinvestment option for the REIT Growth & Income Portfolio, Series 3. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) For the Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating those Trusts' registration statements. Other operating expenses do not, however, include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) For each Select Portfolio Series, the Example represents the estimated costs incurred through each Trust's approximate 18-month life.

              Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 392


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 392, comprised of the e-Infrastructure Select Portfolio Series; World Wide Wireless Select Portfolio Series; e-Infrastructure Portfolio Series; REIT Growth & Income Portfolio, Series 3; and World Wide Wireless Portfolio Series as of the opening of business on December 9, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on December 9, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 392, comprised of the e-Infrastructure Select Portfolio Series; World Wide Wireless Select Portfolio Series; e-Infrastructure Portfolio Series; REIT Growth & Income Portfolio, Series 3; and World Wide Wireless Portfolio Series at the opening of business on December 9, 1999 in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP


Chicago, Illinois
December 9, 1999

                         Statements of Net Assets

                                 FT 392


                    At the Opening of Business on the
                Initial Date of Deposit-December 9, 1999


                                                                                       e-Infrastructure    World Wide
                                                                                       Select Portfolio    Wireless Select
                                                                                       Series              Portfolio Series
                                                                                       ________________    ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                                     $147,910            $148,714
Less liability for reimbursement to Sponsor for organization costs (3)                     (388)               (391)
Less liability for deferred sales charge (4)                                             (3,362)             (3,380)
                                                                                       ________            ________
Net assets                                                                             $144,160            $144,943
                                                                                       ========            ========
Units outstanding                                                                        14,940              15,022

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $149,404            $150,216
Less maximum sales charge (5)                                                            (4,856)             (4,882)
Less estimated reimbursement to Sponsor for organization costs (3)                         (388)               (391)
                                                                                       ________            ________
Net assets                                                                             $144,160            $144,943
                                                                                       ========            ========

______________

See "Notes to Statements of Net Assets" on page 9.

                     Statements of Net Assets (cont'd.)

                                 FT 392


At the Opening of Business on the Initial Date of Deposit-December 9, 1999


                                                                   e-Infrastructure    REIT Growth &
                                                                   Portfolio           Income Portfolio    World Wide Wireless
                                                                   Series              Series 3            Portfolio Series
                                                                   ______________      ______________      ___________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                 $147,910            $148,120            $148,714
Less liability for reimbursement to Sponsor
     for organization costs (3)                                        (336)               (337)               (338)
Less liability for deferred sales charge (4)                         (5,229)             (5,237)             (5,258)
                                                                   ________            ________            ________
Net assets                                                         $142,345            $142,546            $143,118
                                                                   ========            ========            ========
Units outstanding                                                    14,940              14,962              15,022

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $149,404            $149,616            $150,216
Less maximum sales charge (5)                                        (6,723)             (6,733)             (6,760)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                        (336)               (337)               (338)
                                                                   ________            ________            ________
Net assets                                                         $142,345            $142,546            $143,118
                                                                   ========            ========            ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,000,000 will be allocated among each of the five Trusts in FT 392, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.35 per Unit in the case of each Portfolio Series, payable to us in five equal monthly installments beginning on July 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2000. If you redeem your Units before November 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                          Schedule of Investments

                e-Infrastructure Select Portfolio Series
                                 FT 392


                    At the Opening of Business on the
                Initial Date of Deposit-December 9, 1999


                                                                                   Percentage     Market      Cost of
Number      Ticker Symbol and                                                      of Aggregate   Value per   Securities to
of Shares   Name of Issuer of Securities (1)                                       Offering Price Share       the Trust (2)
_______     _______________________________________                                __________     ______      ________
            Access/Information Providers
            ____________________________
 73         AOL        America Online, Inc.                                          4%           $ 80.563    $  5,881
103         T          AT&T Corp.                                                    4%             57.813       5,955
 76         WCOM       MCI WorldCom, Inc.                                            4%             77.188       5,866
155         QWST       Qwest Communications International Inc.                       4%             38.375       5,948

            Data Networking/Communications Equipment
            ________________________________________
 58         CSCO       Cisco Systems, Inc.                                           4%             99.938       5,796
 82         CNXT       Conexant Systems, Inc.                                        4%             73.750       6,048
 63         CMTN       Copper Mountain Networks, Inc.                                4%             95.500       6,016
 73         LU         Lucent Technologies Inc.                                      4%             81.875       5,977
 70         NT         Nortel Networks Corporation (3)                               4%             83.313       5,832
 91         TLAB       Tellabs, Inc.                                                 4%             66.375       6,040

            Computers & Peripherals
            _______________________
136         DELL       Dell Computer Corporation                                     4%             43.500       5,916
 61         EMC        EMC Corporation                                               4%             95.813       5,845
 54         HWP        Hewlett-Packard Company                                       4%            109.688       5,923
 79         INTC       Intel Corporation                                             4%             74.500       5,886
 50         IBM        International Business Machines Corporation                   4%            118.125       5,906
 76         SUNW       Sun Microsystems, Inc.                                        4%             78.438       5,961

            Software
            ________
 58         BVSN       BroadVision, Inc.                                             4%            104.875       6,083
 32         CHKP       Check Point Software Technologies Ltd. (3)                    4%            192.500       6,160
 36         EXDS       Exodus Communications, Inc.                                   4%            165.563       5,960
 64         MSFT       Microsoft Corporation                                         4%             91.750       5,872
 77         ORCL       Oracle Corporation                                            4%             76.125       5,862
 38         RNWK       RealNetworks, Inc.                                            4%            152.813       5,807
 46         VRSN       VeriSign, Inc.                                                4%            125.000       5,750

            Venture Capital
            _______________
 31         CMGI       CMGI Inc.                                                     4%            189.063       5,861
 27         ICGE       Internet Capital Group, Inc.                                  4%            213.313       5,759
                                                                                  _____                       ________
                              Total Investments                                    100%                       $147,910
                                                                                  =====                       ========

_____________

See "Notes to Schedules of Investments" on page 14.

                       Schedule of Investments

               World Wide Wireless Select Portfolio Series
                                 FT 392


At the Opening of Business on the Initial Date of Deposit-December 9, 1999


                                                                                     Percentage
Number                                                                               of Aggregate Market        Cost of
of         Ticker Symbol and                                                         Offering     Value per     Securities to
Shares     Name of Issuer of Securities (1)                                          Price        Share         the Trust (2)
______     _______________________________________                                   __________   ______        _________
           Communication Services (Domestic)
           _________________________________
 66        AT          ALLTEL Corporation                                              4%         $ 90.250      $  5,957
103        T           AT&T Corp.                                                      4%           57.813         5,955
 57        NXTL        Nextel Communications, Inc. (Class A)                           4%          102.563         5,846
110        SBC         SBC Communications Inc.                                         4%          53.813          5,919
 60        PCS         Sprint Corp. (PCS Group) (4)                                    4%           99.500         5,970
 55        USM         United States Cellular Corporation                              4%          107.750         5,926
 62        VSTR        VoiceStream Wireless Corporation                                4%           97.063         6,018

           Communication Services (International)
           ______________________________________
123        CWP         Cable & Wireless Plc (ADR)                                      4%           48.125         5,919
 57        CHL         China Telecom (Hong Kong) Limited (ADR)                         4%          104.250         5,942
100        DT          Deutsche Telekom AG (ADR)                                      4%           59.813         5,981
124        MICC        Millicom International Cellular S.A. (3)                        4%           47.875         5,937
 35        NMCNY       NTT Mobile Communications Network, Inc. (ADR)                   4%          172.000         6,020
 45        TI          Telecom Italia SpA (ADR)                                        4%          132.500         5,962
 78        TEF         Telefonica S.A. (ADR)                                           4%           75.938         5,923
118        VOD         Vodafone AirTouch Plc (ADR)                                     4%           50.438         5,952

           Communications Equipment
           ________________________
 83        CNXT        Conexant Systems, Inc.                                          4%           73.750         6,121
 92        ERICY       LM Ericsson AB (ADR)                                            4%           64.125         5,899
 83        HLIT        Harmonic Inc.                                                   4%           73.000         6,059
 73        LU          Lucent Technologies Inc.                                        4%           81.875         5,977
 45        MOT         Motorola, Inc.                                                  4%          129.500         5,828
 34        NOK         Nokia Oy (ADR)                                                  4%          173.000         5,882
 70        NT          Nortel Networks Corporation (3)                                 4%           83.313         5,832
 90        PWAV        Powerwave Technologies, Inc.                                    4%           65.250         5,873
 15        QCOM        QUALCOMM Incorporated                                           4%          389.250         5,839
 88        RFMD        RF Micro Devices, Inc.                                          4%           70.188         6,177
                                                                                    ______                      ________
                              Total Investments                                      100%                       $148,714
                                                                                    ======                      ========

_________________

See "Notes to Schedules of Investments" on page 14.

                         Schedule of Investments

                    e-Infrastructure Portfolio Series
                                 FT 392


                    At the Opening of Business on the
                Initial Date of Deposit-December 9, 1999


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    ______________________________                                        __________     ______      ________
             Access/Information Providers
             ____________________________
  73         AOL        America Online, Inc.                                         4%           $ 80.563    $  5,881
 103         T          AT&T Corp.                                                   4%             57.813       5,955
  76         WCOM       MCI WorldCom, Inc.                                           4%             77.188       5,866
 155         QWST       Qwest Communications International Inc.                      4%             38.375       5,948

             Data Networking/Communications Equipment
             ________________________________________
  58         CSCO       Cisco Systems, Inc.                                          4%             99.938       5,796
  82         CNXT       Conexant Systems, Inc.                                       4%             73.750       6,048
  63         CMTN       Copper Mountain Networks, Inc.                               4%             95.500       6,016
  73         LU         Lucent Technologies Inc.                                     4%             81.875       5,977
  70         NT         Nortel Networks Corporation (3)                              4%             83.313       5,832
  91         TLAB       Tellabs, Inc.                                                4%             66.375       6,040

             Computers & Peripherals
             _______________________
 136         DELL       Dell Computer Corporation                                    4%             43.500       5,916
  61         EMC        EMC Corporation                                              4%             95.813       5,845
  54         HWP        Hewlett-Packard Company                                      4%            109.688       5,923
  79         INTC       Intel Corporation                                            4%             74.500       5,886
  50         IBM        International Business Machines Corporation                  4%            118.125       5,906
  76         SUNW       Sun Microsystems, Inc.                                       4%             78.438       5,961

             Software
             ________
  58         BVSN       BroadVision, Inc.                                            4%            104.875       6,083
  32         CHKP       Check Point Software Technologies Ltd. (3)                   4%            192.500       6,160
  36         EXDS       Exodus Communications, Inc.                                  4%            165.563       5,960
  64         MSFT       Microsoft Corporation                                        4%             91.750       5,872
  77         ORCL       Oracle Corporation                                           4%             76.125       5,862
  38         RNWK       RealNetworks, Inc.                                           4%            152.813       5,807
  46         VRSN       VeriSign, Inc.                                               4%            125.000       5,750

             Venture Capital
             _______________
  31         CMGI       CMGI Inc.                                                    4%             189.063      5,861
  27         ICGE       Internet Capital Group, Inc.                                 4%             213.313      5,759
                                                                                  _____                       ________
                              Total Investments                                    100%                       $147,910
                                                                                  =====                       ========

_____________

See "Notes to Schedules of Investments" on page 14.

                         Schedule of Investments

                REIT Growth & Income Portfolio, Series 3
                                 FT 392


                    At the Opening of Business on the
                Initial Date of Deposit-December 9, 1999


Number                                                                              Percentage of  Market     Cost of
of          Ticker Symbol and                                                       Aggregate      Value per  Securities to
Shares      Name of Issuer of Securities (1)                                        Offering Price Share      the Trust (2)
______      ________________________________                                        __________     ______     _________
204         ARE     Alexandria Real Estate Equities, Inc.                             4%           $29.625    $  6,043
160         AIV     Apartment Investment & Management Company (Class A)               4%            37.063       5,930
297         ASN     Archstone Communities Trust                                       4%            19.938       5,922
186         AVB     Avalonbay Communities, Inc.                                       4%            32.000       5,952
352         BED     Bedford Property Investors, Inc.                                  4%            16.938       5,962
374         BDN     Brandywine Realty Trust                                           4%            15.688       5,867
275         CBL     CBL & Associates Properties, Inc.                                 4%            21.625       5,947
461         CARS    Capital Automotive REIT                                           4%            12.813       5,907
338         CEI     Crescent Real Estate Equities Company                             4%            17.375       5,873
450         DDR     Developers Diversified Realty Corporation                         4%            13.063       5,878
190         ESS     Essex Property Trust, Inc.                                        4%            31.125       5,914
346         FCH     FelCor Lodging Trust Inc.                                         4%            17.063       5,904
242         FR      First Industrial Realty Trust, Inc.                               4%            24.563       5,944
216         GGP     General Growth Properties, Inc.                                   4%            27.438       5,927
466         GLB     Glenborough Realty Trust Incorporated                             4%            12.375       5,767
651         HMT     Host Marriott Corporation                                         4%             9.000       5,859
242         CLI     Mack-Cali Realty Corporation                                      4%            24.313       5,884
438         NHP     Nationwide Health Properties, Inc.                                4%            13.500       5,913
428         OHI     OMEGA Healthcare Investors, Inc.                                  4%            14.250       6,099
366         PNP     Pan Pacific Retail Properties, Inc.                               4%            16.125       5,902
157         PPS     Post Properties, Inc.                                             4%            38.000       5,966
331         PLD     ProLogis Trust                                                    4%            17.938       5,937
322         RA      Reckson Associates Realty Corporation                             4%            18.625       5,997
205         SUS     Storage USA, Inc.                                                 4%            28.688       5,881
199         SUI     Sun Communities, Inc.                                             4%            29.875       5,945
                                                                                    _____                     ________
                          Total Investments                                         100%                      $148,120
                                                                                    =====                     ========

_________________

See "Notes to Schedules of Investments" on page 14.

                          Schedule of Investments

                  World Wide Wireless Portfolio Series
                                 FT 392


                    At the Opening of Business on the
                Initial Date of Deposit-December 9, 1999


                                                                                   Percentage
                                                                                   of Aggregate Market       Cost of
Number      Ticker Symbol and                                                      Offering     Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                       Price        Share        the Trust (2)
_______     _______________________________________                                __________   _________    ________
            Communication Services (Domestic)
            _________________________________
 66         AT         ALLTEL Corporation                                            4%         $ 90.250     $  5,957
103         T          AT&T Corp.                                                    4%           57.813        5,955
 57         NXTL       Nextel Communications, Inc. (Class A)                         4%          102.563        5,846
110         SBC        SBC Communications Inc.                                       4%           53.813        5,919
 60         PCS        Sprint Corp. (PCS Group) (4)                                  4%           99.500        5,970
 55         USM        United States Cellular Corporation                            4%          107.750        5,926
 62         VSTR       VoiceStream Wireless Corporation                              4%           97.063        6,018

            Communication Services (International)
            ______________________________________
123         CWP        Cable & Wireless Plc (ADR)                                    4%           48.125        5,919
 57         CHL        China Telecom (Hong Kong) Limited (ADR)                       4%          104.250        5,942
100         DT         Deutsche Telekom AG (ADR)                                     4%           59.813        5,981
124         MICC       Millicom International Cellular S.A. (3)                      4%           47.875        5,937
 35         NMCNY      NTT Mobile Communications Network, Inc. (ADR)                 4%          172.000        6,020
 45         TI         Telecom Italia SpA (ADR)                                      4%          132.500        5,962
 78         TEF        Telefonica S.A. (ADR)                                         4%           75.938        5,923
118         VOD        Vodafone AirTouch Plc (ADR)                                   4%           50.438        5,952

            Communications Equipment
            ________________________
 83         CNXT       Conexant Systems, Inc.                                        4%           73.750        6,121
 92         ERICY      LM Ericsson AB (ADR)                                          4%           64.125        5,899
 83         HLIT       Harmonic Inc.                                                 4%           73.000        6,059
 73         LU         Lucent Technologies Inc.                                      4%           81.875        5,977
 45         MOT        Motorola, Inc.                                                4%          129.500        5,828
 34         NOK        Nokia Oy (ADR)                                                4%          173.000        5,882
 70         NT         Nortel Networks Corporation (3)                               4%           83.313        5,832
 90         PWAV       Powerwave Technologies, Inc.                                  4%           65.250        5,873
 15         QCOM       QUALCOMM Incorporated                                         4%          389.250        5,839
 88         RFMD       RF Micro Devices, Inc.                                        4%           70.188        6,177
                                                                                   _____                     ________
                              Total Investments                                    100%                      $148,714
                                                                                   =====                     ========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on December 8, 1999. Each Select Portfolio Series has a Mandatory Termination Date of June 8, 2001. Each Portfolio Series has a Mandatory Termination Date of January 14, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

Page 14


                                              Cost of
                                              Securities      Profit
                                              to Sponsor      (Loss)
                                              _________       ______
e-Infrastructure Select Portfolio Series      $147,919        $  (9)
World Wide Wireless Select Portfolio Series    148,766          (52)
e-Infrastructure Portfolio Series              147,919           (9)
REIT Growth & Income Portfolio, Series 3       148,341         (221)
World Wide Wireless Portfolio Series           148,766          (52)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) MCI Worldcom, Inc. ("Worldcom") has recently announced plans to acquire Sprint Corporation ("Sprint"). Each share of Sprint (PCS Group) will be exchanged for one share of Worldcom PCS tracking stock and .1547 shares of Worldcom common stock. As a result of this expected transaction, it is anticipated that the World Wide Wireless Select Portfolio Series and World Wide Wireless Portfolio Series will receive shares of common stock of Worldcom and shares of Worldcom PCS tracking stock in exchange for the shares of Sprint (PCS Group) which they hold. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 392:

- e-Infrastructure Select Portfolio Series
- World Wide Wireless Select Portfolio Series
- e-Infrastructure Portfolio Series
- REIT Growth & Income Portfolio, Series 3
- World Wide Wireless Portfolio Series

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.


On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").



With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.


Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.


The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of 18 months whereas each Portfolio Series has an expected maturity of five years.


e-Infrastructure Select Portfolio Series and e-Infrastructure Portfolio Series each consist of a portfolio of common stocks of technology companies which provide the infrastructure which helped build the Internet.

As you probably know by now, the Internet has evolved into much more than just the "information superhighway"; it is also a place where individuals and companies can transact business. In fact, some companies believe so strongly in the future of e-commerce that they have abandoned the more traditional business models that favor bricks-and-mortar selling.


The good news for investors is that the Internet's infrastructure is supported by a relatively small universe of high-tech companies representing the following industries: access/information providers, data networking/communications equipment, computers & peripherals, software and venture capital. These companies are responsible for providing the kind of cutting-edge technology needed to deliver such popular Internet services as high-speed access, video downloads and e-mail.


Consider the following factors:

- The average e-commerce Web site costs $1 million to develop and takes five months to complete. When you consider the need for ongoing products and services, infrastructure is big business.

- The Internet economy, though still in its formative stages, generated approximately $300 billion in revenue in the United States in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue, respectively, over the same period.

- Capital investment in the Internet server market has risen dramatically over the past three years. Internet server revenue has jumped from approximately $1.7 billion in 1996 to approximately $13.3 billion in 1998. As the Internet grows, the demand for servers has the potential to grow as well.

- Communications companies presently carry nearly 30 times more voice traffic than data. Thanks to the Internet, data traffic is expected to surpass voice communications in the years ahead.

Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. Between 1993 and 1998, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.

e-Commerce Fuels Innovation. Technology and the Internet have played an integral part in the economic prosperity enjoyed by the United States during the 1990s. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are over 100 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

REIT Growth & Income Portfolio, Series 3 consists of a portfolio of common stocks of Real Estate Investment Trusts ("REITs").

A REIT is a company that buys, develops, and manages income producing real estate such as apartments, shopping centers, offices, and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase all forms of real estate.

The Trust invests in a number of these REITs, offering a simple and convenient way to achieve a diversified portfolio with one purchase. The Trust's portfolio offers diversification among different types of properties as well as regional diversification. This type of diversification helps to reduce some of the fluctuations in the real estate market as a result of economic downturns or changes in supply and demand in a specific region or type of property. REITs allow investors to participate in a growing real estate industry. The market capitalization of REITs has grown from roughly $8.7 billion in 1990 to approximately $138.3 billion in 1998.

REITs offer investors several advantages over ownership of individual properties. REITs are currently required to annually distribute a majority of their income as dividends to shareholders, making them a great source of steady income without forcing investors to manage the properties themselves. Investors can enjoy the benefits of capital appreciation if properties are sold at a profit. Another advantage is liquidity. Compared to traditional privately held real estate, which may be difficult to sell, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific property or geographic niches.

Consider the following factors:

- Recently proposed legislation affecting REITs, passed by the House and Senate and scheduled to become effective in January 2001, will allow REITs to own taxable REIT subsidiaries. This will enable REITs to grow non-rental income through various initiatives such as offering their tenants telephone or energy services.

- The REIT legislation will reduce the income distribution requirement from 95% to 90%, allowing REIT management teams more flexibility with available cash, including the ability to initiate stock repurchase programs.

- REIT property fundamentals are currently strong due to stable rental income and consistent occupancy rates.

- Fears of oversupply from new real estate developments have diminished.

- REIT shares in general have recently traded at their deepest discount to their net asset value in over eight years.

World Wide Wireless Select Portfolio Series and World Wide Wireless Portfolio Series each consist of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. Much of the future growth in the wireless industry is expected to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communications for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry. Just as its wireline counterparts did previously, the wireless industry is anticipated to use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances and reaching more consumers.

Consider the following factors:

- It is estimated that there will be approximately 250 million subscribers to global wireless services by 2000, making it one of the fastest growing segments of the telecommunications industry.

- The number of wireless subscribers worldwide has nearly tripled over the last three years.

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- In the United States alone, it is estimated that there could potentially be 25 times more people using a wireless link to the Internet by 2004.

- Annual service revenues have increased from under $1 billion in 1985 to more than $35 billion in 1999 (estimated).

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Technology Industry. Because more than 25% of both the e-Infrastructure Select Portfolio Series and e-Infrastructure Portfolio Series is invested in common stocks of companies in the technology industry, these Trusts are considered to be concentrated in the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.



Real Estate Investment Trusts. The REIT Growth & Income Portfolio, Series 3 is considered to be concentrated in Real Estate Investment Trusts ("REITs"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.



Communications Industry. The World Wide Wireless Select Portfolio Series and World Wide Wireless Portfolio Series are considered to be concentrated in communications companies. The market for high technology wireless communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions


e-Infrastructure.


Both the e-Infrastructure Select Portfolio Series and the e-
Infrastructure Portfolio Series contain common stocks of the following companies:


Access/Information Providers
____________________________



America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



Data Networking/Communications Equipment
________________________________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Software
________



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.



RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Venture Capital
________________



CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.


REIT Growth & Income Portfolio, Series 3.


Alexandria Real Estate Equities, Inc., headquartered in Pasadena,
California, is a self-managed real estate investment trust which acquires, manages, expands and develops properties containing office and laboratory space for lease mainly to pharmaceutical, biotechnology, diagnostic and personal care products companies, major scientific research institutions and related government agencies.



Apartment Investment & Management Company (Class A), headquartered in Denver, Colorado, is a self-managed real estate investment trust which owns, acquires and redevelops multifamily apartment properties, and manages other multifamily apartment properties for third properties and affiliates.



Archstone Communities Trust, headquartered in Englewood, Colorado, is a self-managed real estate investment trust which owns, develops, acquires, redevelops and operates income-producing apartment communities throughout the United States.



Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.



Bedford Property Investors, Inc., headquartered in Lafayette,
California, is a self-managed real estate investment trust which invests in completed, income-producing real estate properties such as office and industrial buildings, mainly in the western United States.



Brandywine Realty Trust, headquartered in Newtown Square, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located primarily in the Mid-Atlantic region. The company also owns an interest in and operates a commercial real estate management services company.



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.



Capital Automotive REIT, headquartered in McLean, Virginia, is a self-managed real estate investment trust which owns multi-site, multi-franchised motor vehicle dealerships and motor vehicle-related businesses in major metropolitan areas throughout the United States.



Crescent Real Estate Equities Company, headquartered in Fort Worth, Texas, is a self-managed real estate investment trust which owns a portfolio of properties, including office complexes, retail centers, hotel properties, a health and fitness resort and single-family residential developments located mainly in Texas, Colorado and Washington D.C.



Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.

Essex Property Trust, Inc., headquartered in Palo Alto, California, is a self-managed real estate investment trust which, through its operating partnership, Essex Portfolio, L.P., owns multi-family residential properties located in California, Oregon and Washington.



FelCor Lodging Trust Inc., headquartered in Irving, Texas, is a self-managed real estate investment trust which owns upscale and full service hotels. The hotels' names include, "Crowne Plaza," "Doubletree,"
"Embassy Suites" and "Holiday Inn." The company's hotels are located in the United States and Canada.



First Industrial Realty Trust, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, manages, acquires and develops bulk warehouse and light industrial properties located mainly in the midwestern United States.



General Growth Properties, Inc., headquartered in Chicago, Illinois, is a self-managed real estate investment trust which owns, develops, operates, leases and manages shopping centers throughout the United States.




Glenborough Realty Trust Incorporated, headquartered in San Mateo, California, is a self-managed real estate investment trust with a portfolio of properties including office, office/flex, industrial, multi-family, retail and hotel properties located throughout the United States.



Host Marriott Corporation, headquartered in Bethesda, Maryland, is a self-managed real estate investment trust which owns upscale and luxury full-service hotel properties mainly operated under the "Marriott," "Four Seasons," "Hyatt," "Ritz-Carlton" and "Swissotel" brand names.



Mack-Cali Realty Corporation, headquartered in Cranford, New Jersey, is a self-managed real estate investment trust which owns and develops, manages and leases office and office/flex properties located primarily in the Northeast and the District of Columbia.



Nationwide Health Properties, Inc., headquartered in Newport Beach, California, is a self-managed real estate investment trust with interests in healthcare facilities, including long-term health facilities, assisted living facilities, retirement communities and rehabilitation hospitals. It also provides financing to healthcare providers.



OMEGA Healthcare Investors, Inc., headquartered in Ann Arbor, Michigan, is a self-managed real estate investment trust which owns and leases property, mainly healthcare facilities. The company also provides mortgage financing secured by income-producing healthcare facilities, with a focus on long-term care facilities located mainly in the United States.



Pan Pacific Retail Properties, Inc., headquartered in Vista, California, is a self-managed real estate investment trust which owns, manages, leases, acquires and develops shopping centers located primarily in the western United States.



Post Properties, Inc., headquartered in Atlanta, Georgia, is a self-managed real estate investment trust which owns interests in and operates multifamily apartment communities in Georgia, Arizona, Colorado, Florida, North Carolina, Tennessee and Texas. The company also manages other properties through affiliates for third parties.



ProLogis Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.



Reckson Associates Realty Corporation, headquartered in Melville, New York, is a self-managed real estate investment trust which owns and manages Class A suburban office and industrial properties in the New York tri-state area.



Storage USA, Inc., headquartered in Memphis, Tennessee, is a self-managed real estate investment trust which manages, owns, develops and acquires self-storage facilities which are located throughout the United States and Washington D.C.



Sun Communities, Inc., headquartered in Farmington Hills, Michigan, is a self-managed real estate investment trust which, through subsidiaries, owns and operates manufactured housing and recreational communities concentrated in the midwestern and southeastern United States.


World Wide Wireless.

Both the World Wide Wireless Select Portfolio Series and the World Wide Wireless Portfolio Series contain common stocks of the following companies:


Communication Services (Domestic)
_________________________________



ALLTEL Corporation, headquartered in Little Rock, Arkansas, through subsidiaries, provides wireline local, long-distance, network access and Internet services; wireless communications and information processing management services; and advanced applications software. The company also publishes telephone directories.



AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.



VoiceStream Wireless Corporation, headquartered in Bellevue, Washington, provides personal communications services (PCS) in urban areas primarily in the western United States. The company markets its products under the "VoiceStream" brand name.



Communication Services (International)
______________________________________



Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.



China Telecom (Hong Kong) Limited (ADR), headquartered in Wanchai, Hong Kong, provides cellular telecommunications services in Guangdong and Zhejiang, among the most economically developed provinces in the People's Republic of China.



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.



NTT Mobile Communications Network, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.



Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the financial parent of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.



Communications Equipment
________________________



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Harmonic Inc., headquartered in Sunnyvale, California, designs, manufactures and markets digital and fiberoptic systems. The company's systems enable cable, satellite and wireless operators to deliver video, Internet, telephony and high-speed data services. The company's
"TRANsend" digital product line combines and customizes content from a variety of sources.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Powerwave Technologies, Inc., headquartered in Irvine, California, designs, manufactures and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market worldwide. The company manufactures both single- and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular and PCS, cordless telephony, wireless security and remote meter reading.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge for each Trust (3.25% of the Public Offering Price for each Select Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.35 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of each Select Portfolio Series or $.07 per Unit in the case of each Portfolio Series will be deducted on the 20th day of each month from July 20, 2000 through November 20, 2000.



If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent December 31, commencing December 31, 2000, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
_________________                      ____________
$50 but less than $100                 3.00%
$100 but less than $150                2.75%
$150 but less than $500                2.40%
$500 but less than $1,000              2.25%
$1,000 or more                         1.50%

For each Portfolio Series:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
_________________                      ____________
$50 but less than $100                 4.25%
$100 but less than $250                4.00%
$250 but less than $500                3.50%
$500 or more                           2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the

Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


For the Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.



Dealers and other selling agents who sell Units of the Select Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales
per Trust                    Additional
(in millions):               Concession:
_________________            ___________
$15 but less than $25        .015%
$25 but less than $40        .025%
$40 but less than $50        .050%
$50 but less than $75        .125%
$75 but less than $100       .150%
$100 or more                 .200%


For the Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after December 31, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of the Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales
per Trust                   Additional
(in millions):              Concession:
_________________           ___________
$1 but less than $2         .10%
$2 but less than $3         .15%
$3 but less than $10        .20%
$10 or more                 .30%

For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of the Portfolio Series, costs incurred in annually updating the Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the Portfolio Series, legal and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.


Grantor Trusts.



The following applies only to e-Infrastructure Select Portfolio Series, World Wide Wireless Select Portfolio Series, e-Infrastructure Portfolio Series and World Wide Wireless Portfolio Series.


Trust Status.


The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.


Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.


Distributions by a Trust that are treated as U.S. source income
(e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non- U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non- U.S. persons, provided that less than 25% of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.



Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.


Regulated Investment Company.



The following applies only to REIT Growth & Income Portfolio, Series 3.



Trust Status.



The Trust intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended. If the Trust does in fact qualify as a regulated investment company and distributes its income as required by tax law, the Trust generally will not be subject to federal income taxes or excise taxes on income earned from the Securities. You, however, will be subject to federal income taxes on dividends you receive from the Trust.



Ordinary Income Distributions.



Distributions of the Trust's income, unless designated as capital gain dividends, will generally be taxable to you as ordinary income. To the extent distributions in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce your basis or be treated as a gain from the sale of Units to the extent they exceed your basis. Distributions from the Trust are not eligible for the 70% dividends received deduction for corporations. Under certain circumstances, distributions made to you in January must be treated for federal income tax purposes as having been received by you on December 31 of the previous year.



Capital Gains Dividends, Your Tax Basis and Income or Loss upon
Disposition.



Distributions of net capital gain from the Trust which are designated by the Trust as capital gain dividends will generally be taxable to you as long-term capital gain, regardless of how long you have owned your Units. However, if you receive a capital gain dividend and sell your Units prior to holding them for six months, the loss will be recharacterized as long-term capital loss to the extent of the long-term capital gain received as a dividend.



In addition, the Trust may designate some capital gain dividends as "unrecaptured Section 1250 gain distributions," in which case the dividend would be subject to a maximum tax rate of 25% (rather than 20%). You will generally recognize capital gain or loss when you dispose of your Units (by sale, redemption or otherwise). To determine the amount of this gain or loss, you must subtract your tax basis in your Units from what you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units. In some cases, however, you may have to adjust your tax basis after you purchase your Units.



If you are an individual, the federal tax rate for net capital gain (except for unrecaptured Section 1250 gains, as discussed above) is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.



In-Kind Distributions



Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. This transaction, however, is subject to taxation and you will recognize gain or loss, generally based on the value at that time, of the Securities received.



Limitations on the Deductibility of Trust Expenses.



Certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unit holders in excess of the distributions received from the Trust.

Foreign Investors.


If you are a foreign investor, subject to applicable tax treaties, distributions from the Trust which constitute dividends for U.S. federal income tax purposes (other than dividends designated by the Trust as capital gain dividends) will be subject to U.S. income taxes, including withholding taxes. Distributions designated as capital gain dividends should not be subject to U.S. federal income taxes, including withholding taxes, provided certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.


                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.


Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust, except for REIT Growth & Income Portfolio, Series 3, by notifying the Trustee at least 10 days before any Record Date. There is no distribution reinvestment option for REIT Growth & Income Portfolio, Series 3. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.


                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."


If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 3, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory

Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. If you elect to receive an In-Kind Distribution of Securities contained in REIT Growth & Income Portfolio, Series 3 at termination, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 39


                   FIRST TRUST (registered trademark)

                e-Infrastructure Select Portfolio Series
               World Wide Wireless Select Portfolio Series
                    e-Infrastructure Portfolio Series
                REIT Growth & Income Portfolio, Series 3
                  World Wide Wireless Portfolio Series

                                 FT 392

                                Sponsor:

                         NIKE SECURITIES L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-91667) and
- Investment Company Act of 1940 (file no. 811-05903)


Information about the Trust can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference
    Room may be obtained by calling the Commission at 1-202-942-8090.



  Information about the Trusts is available on the EDGAR Database on the
                       Commission's Internet site at
                             http://www.sec.gov


                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            December 9, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 40


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 392 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated December 9, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Communications                                              2
   Real Estate Investment Trusts ("REITs")                     3
   Technology                                                  4

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of November 5, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Communications. An investment in Units of the World Wide Wireless Select Portfolio Series and World Wide Wireless Portfolio Series should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Real Estate Investment Trusts ("REITs"). An investment in the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Technology. An investment in Units of the Trusts should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 392, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; and The First Trust Combined Series 272 for purposes of the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 392, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 9, 1999.

                              FT 392

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   December 9, 1999
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated December 9, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-91667) and related Prospectus of FT 392.



                                               ERNST & YOUNG LLP


Chicago, Illinois
December 9, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 392 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6